Exhibit 7

                              THE JAPAN FUND, INC.
                           DIRECTORS' RETIREMENT PLAN

            Independent members ("Independent Members") of the board of directors of The Japan Fund, Inc. (the "Fund") are entitled to receive benefits under this retirement plan (the "Plan").

            An Independent Member is a director or trustee who is not a present or former officer, director or control person of an investment manager or principal underwriter of the Fund or an affiliated company of an investment manager or principal underwriter of the Fund.

            The Fund is responsible for the payment of the benefits as well as all expenses of administration of the Plan, including without limitation all accounting and legal fees. The obligations of the Fund to pay benefits and expenses will not be secured or funded in any manner and such obligations will not have any preference over the lawful claims of the Fund's creditors or shareholders.

            The Plan shall be administered by a committee of Independent Members which shall be the Independent Members who are responsible for selecting and nominating candidates to fill vacancies for Independent Members, as set forth in the resolution establishing the Fund's Nominating Committee, and who are not "interested persons" of the Fund, as that term is defined in the Investment Company Act of 1940, or "interested persons" of any investment adviser or distributor of the Fund.

            Members of the board of directors of the Fund [(other than members serving on the date of adoption of this plan/members who turn 72 after [date])] shall retire from the board no later than their 72nd birthday. Independent Members who retire earlier shall nonetheless be entitled to receive benefits under this Plan, provided they have served as Independent Members for at least five years.

            An Independent Member, upon retirement after at least five years of service as an Independent Member, shall receive a monthly retirement payment for a period of 120 months. In the event of an Independent Member's death prior to the passage of the 120 month period, payments shall continue to be made to the beneficiary that the Independent Member shall have designated to the Secretary of the Fund, or if no such beneficiary shall have been designated or
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shall be living, to the Independent Member's estate. Payment to the Independent
Members's estate may, at the election of the estate's representative, be made in a lump sum in the amount of all monthly payments that were remaining to be paid to the Independent Member at the time of his death.

            The amount of the monthly retirement payment shall be fixed at the date of retirement. For Independent Members with five years of service on the board of directors, the annual retirement benefit will be 50% of the basic annual retainer (excluding any fees relating to attending meetings) on the retirement date. For Independent Members with more than five years service, the annual benefit will increase by an amount equal to .10% of the basic annual retainer for each year of service or portion thereof in excess of five years, up to a maximum annual benefit of 100% of the basic annual retainer. Payments shall be made during the first week of each month in the amount of one-twelfth of the annual benefit. No payment may be anticipated, pledged, assigned either in law or equity, alienated, attached, garnished, levied or subject to any other legal or equitable process.

            The Plan does not create a right for any director to be renominated nor is there any duty on the part of the members of any committee or the board to renominate a person for election as a director.

            The contingent obligations of the Fund under the Plan shall be accounted for in accordance with generally accepted accounting principles so the retirement benefits shall be recognized (and thus affect shareholders) during the service in office and not during retirement, with the amount of the monthly accrual being adjusted as appropriate for the time value of money. Upon the retirement of an Independent Member, the Fund, at its option, may purchase an annuity contract to meet its obligation to the Independent Member.

            The Fund at any time may terminate the Plan or, from time to time, may modify or change the Plan; provided, however, that the right of an Independent Member to receive payments under the Plan shall vest upon his or her retirement date and no termination, modification or change shall affect his or her rights to receive the payments to which he or she was entitled under the Plan as it existed upon the date of retirement.

            The Plan shall not be a qualified plan under Section 401 of the Internal Revenue Code and need not be submitted for approval of shareholders.


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            The Plan and any modification, change or termination of a Plan shall be approved by a majority of the directors who are not "interested persons" of the Fund or "interested persons" of any investment adviser or distributor of the Fund and by a majority of the board as a whole.


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